Exhibit 11.0

COMPUTATION OF EARNINGS PER SHARE

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008

Income available to common stockholders	$84,456	$77,543	$415,027	$88,728

Weighted average shares outstanding	2,662,236	2,664,658	2,661,133	2,663,349

Basic earnings per share	$0.03	$0.03	$0.16	$0.03

Income for diluted earnings per share	$84,456	$77,543	$415,027	$88,728

Total weighted average common shares
and equivalents outstanding for
diluted computation	2,662,236	2,664,658	2,661,133	2,663,349

Diluted earnings per share	$0.03	$0.03	$0.16	$0.03

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